IPSEN
Innovation for patient care

RECEIVED
2009 NOV -5 A 10:01
OFFICE OF INTERNATIONAL

09047264

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

29th October 2009

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p|o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com
S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

IPSEN
Innovation for patient care

Press release

Ipsen's first nine months of 2009 sales and update of Group financial objectives

- **Strong third quarter: drug sales up 9.4% at constant currency**
  - **Dynamic Specialty care franchise: 16.7% sales growth at constant currency**
- **First nine months drug sales up 7.1% year-on-year at constant currency**
- **Group financial objectives updated**

Paris (France), 29 October 2009 - Ipsen (Euronext: IPN) reported today its sales for the third quarter and first nine months of 2009.

Third quarter and first nine months of 2009 unaudited IFRS consolidated sales

	Third Quarter			First nine months			
(in million euros)	*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
SALES BY REGION							
Major Western European countries	128.5	133.3	*(3.7%)*	411.8	414.5	*(0.7%)*	*0.3%*
Other European countries	61.3	60.7	*1.1%*	175.8	185.3	*(5.1%)*	*(4.9%)*
North America	13.0	2.1	*n.m.*	33.5	4.2	*n.m.*	*n.m.*
Rest of the world	53.6	41.6	28.9%	*156.3*	*131.1*	*19.3%*	*17.7%*
Group Sales	**256.4**	**237.7**	***7.8%***	**777.5**	**735.1**	***5.8%***	***6.1%***
SALES BY PRODUCT							
Specialist Care	160.3	139.2	*15.1%*	464.8	417.3	*11.4%*	*13.1%*
Primary care	88.7	90.5	*(2.0%)*	288.1	288.3	*(0.1%)*	*(1.3%)*
Total Drug Sales	**248.9**	**229.7**	***8.4%***	**752.8**	**705.6**	***6.7%***	***7.1%***
Drug-related Sales[1]	**7.4**	**8.0**	***(7.3%)***	**24.7**	**29.5**	***(16.2%)***	***(18.1%)***
Group Sales	**256.4**	**237.7**	***7.8%***	**777.5**	**735.1**	***5.8%***	***6.1%***

Commenting on the first nine month performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"Ipsen's first nine months performance continued to show good growth across all specialist care products in all regions. One year after the closing of our US acquisitions, all the building blocks are now in place to ensure long-term growth, through the successful launches of Somatuline® Depot, Increlex®, Dysport® and Apokyn®. The broadening of Somatuline®'s indications, with NET - US Phase III clinical trial currently starting - and the combination of recombinant human growth hormone (rhGH) and recombinant human insulin-like growth factor-1 (rhIGF-1), - currently in Phase II, represent two major opportunities for the long term growth of the Group."* Jean-Luc Bélingard added: *"We take pride in the timely delivery of all the identified milestones so far this year. In oncology, BN-83495 has moved into phase II, Decapeptyl® 6 month was given a*

[1] Drug related sales correspond to sales of active substances and raw materials (eg Ginkgo Biloba extract, EGb 761®) and are subject to a high volatility from one quarter to another, making comparisons more difficult.

collective green light in Europe, and we have successfully optimised our pipeline, notably with the licensing out of CDC25 to Debiopham and the redesign of the Group's collaboration with Spirogen for SJG-136, a DNA minor groove binding agent. In endocrinology and beyond our US focus, BIM-23A760, our first-in-class chimeric compound has moved into phase II and shows encouraging signs of efficacy in acromegaly. In neurology, Dysport® was approved by the FDA and is currently being launched. In haematology, we are now ready to initiate phase III for OBI-1, our recombinant porcine FVIII . On the primary care front, we have also delivered on a rich deal for Ipsen on Adenuric®, bringing to patients the first innovation in the treatment of gout in many decades." Jean-Luc Bélingard concluded: "*More globally, with its rich and balanced pipeline, we believe the Group is poised to benefit from multi company-transforming opportunities and set to continue to outpace industry growth.*"

Third quarter and first nine months of 2009 sales highlights

Consolidated Group sales reached €777.5 million, up 5.8% year-on-year or up 6.1% at constant currency.

For the third quarter 2009, drug sales grew by 8.4% year-on-year or 9.4% excluding foreign exchange impacts driven by dynamic specialty care growth up 15.1% year-on-year or 16.7% at constant currency. This performance is related to the continued solid growth of the endocrinology and neurology franchises up 30.3% and 22.5% respectively.

Drug sales over the first nine month of 2009 grew by 7.1% excluding foreign exchange impacts, with a continued solid growth of the endocrinology franchise, up 29.5% year-on-year or up 32.6% at constant currency, reflecting strong performances of all products and the full consolidation since October 2008 of the Group's US acquisitions. Drug sales were also fuelled by the growth of the neurology franchise, up 10.2% year-on-year or 13.4% at constant currency reflecting notably the supply of Dysport® to Medicis and Azzalure® to Galderma for distribution in aesthetic use in the United States and Europe respectively.

Specialist Care sales reached €464.8 million, up 11.4% year-on-year or up 13.1% at constant currency representing 59.8% of the Group's consolidated sales, against 56.8% a year earlier. **Primary care** sales reached €288.1 million, stable year-on-year or down 1.3% at constant currency, representing 37.0% of the Group's consolidated sales, against 39.2% a year earlier.

Sales in **Major Western European countries** amounted to €411.8 million, slightly down 0.7% year-on-year (or up 0.3% at constant currency) compared with €414.5 million a year earlier.

Sales generated in the **Other European countries** reached €175.8 million, down 5.1% year-on-year, weakened by the consequences of the steep decline of their local currencies against Euro and extremely tough macro-economic conditions in this region. Additionally, all countries in the area, except Poland, Ukraine and Hungary, are experiencing mandatory cost-containment measures from local public authorities.

Sales generated in **North America** reached €33.5 million, up from €4.2 million a year earlier, mainly reflecting a dynamic growth of the Group's endocrinology products and the initiation of supplies of Dysport® to our partner Medicis. On a comparable basis, sales in North America have increased by 73.3% year-on-year, to $35.7 million, from $20.6 million. This performance was driven by the continued penetration of Increlex® and Somatuline® Depot, despite a changing US healthcare environment, notably characterized by an increased pressure from commercial payers.

Sales generated in the **Rest of the World** reached €156.3 million, up 19.3% year-on-year or up 17.7% excluding foreign exchange impacts, notably driven by strong volume growth of Decapeptyl® and Smecta® in China, Smecta® in Algeria and Dysport® in Brazil.

2009 outlook

On the basis of currently available information, the Group updates its financial objectives stated in April 2009 for the year 2009 to account for its full Kogenate royalty stream:

- Group Drug Sales growth of 7.0% to 9.0% year-on-year excluding foreign exchange impacts;
- Other revenues[1] of approximately €80 million;

[1] Defined as the total of milestone payments received under licence agreements, royalties received from third parties and other revenue (including for example co-promotion revenues)

•	An adjusted operating margin target of 17% – 17.5% of total Group sales.

These financial objectives do not include items resulting from purchase price accounting impacts related to the Group's transactions in North America.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward Looking Statement

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

APPENDICES

Risk factors

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2008 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the business of the Group, its financial situation or its results.

- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

- As a result of its acquisitions in North America, notably Tercica Inc.'s, which closed on October 16, 2008, the Group may record certain transaction related recordings, such a purchase price allocation, restructuring costs or other one-off items that may impact the Group's financial situation.

- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacture and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products.

IPSEN
Innovation for patient care

Major developments in the period under review

During the third quarter 2009, major developments included:

- On July 16, 2009 – The Group announced the results of phase I and Phase IIa clinical studies for its BIM23A760 a first-in-class innovative "chimeric" compound that bears within a single molecule two pharmacological moieties, i.e. a somatostatin analog and a dopamine agonist. The results confirm the inhibitory effect of proprietary Ipsen's BIM23A760 first-in-class "chimeric" compound on growth hormone, IGF-1 and prolactin levels
- European governments continued to introduce in 2008 and 2009 various measures to reduce public healthcare spending, potentially impacting the Group's sales and earnings in the first half 2009 and beyond:

  At the end of August 2009, the Group was informed that a generic of Smecta® could be launched in France following the issuance by the *Agence Française de Sécurité Sanitaire des Produits de Santé (« afssaps »)* of a marketing authorisation to a generic drug manufacturer. In 2008, Smecta® sales in France reached c.€28 million. The Group estimates that c.25% of French Smecta® sales are prescription free.
- On September 7, 2009 – The Group and the Debiopharm Group (Debiopharm), announced the signature of an agreement under which Debiopharm is granted an exclusive worldwide license to develop and commercialise Ipsen's first-in-class inhibitor of the CDC25 phosphatase enzyme (now Debio 0931), for the treatment of various human cancers.
- On September 15, 2009 – The Group announced encouraging preliminary results of Phase II (MS316 study) evaluating the co-administration of recombinant human growth hormone (rhGH) and recombinant human insulin-like growth factor-1 (rhIGF-1) as a potential treatment for children with otherwise unexplained short stature associated with low IGF-1 levels. The Group also announced results from a long-term study of rhIGF-1 (study 1419) in patients with severe primary insulin-like growth factor deficiency (sPIGFD) demonstrating long-term therapy with rhIGF-1 improvement in the adult and near adult heights of extremely short patients with sPIGFD.

After the close of the period under review, major developments included:

- On October 8, 2009 – The Group and Spirogen announced that the parties have entered into a new agreement superseding their 2003 contractual relationship regarding the DNA minor groove binder SJG-136 (now known as SG2000). The new agreement between the parties will allow Spirogen to continue and lead the clinical development of this first-in-class anticancer agent.
- On October 9, 2009 – The Group and Braintree announced the signature of an agreement for the exclusive manufacturing, marketing and distribution rights of Braintree's proprietary formulation BLI-800 in colonic cleansing before colonoscopy. Subject to obtaining its relevant marketing approvals, BLI-800 will allow colonic cleansing with reduced volumes of liquid ingested compared to some existing drugs, including Ipsen's currently marketed Fortrans®. The agreement covers countries within the European Union, Commonwealth of Independent States, selected Asian countries (including China) and some North African countries.
- On October 13, 2009 – The Group and Debiopharm announced that the 6-month sustained-release formulation of Decapeptyl®[1] (triptorelin embonate[2] 22.5 mg) successfully completed its European decentralised registration procedure involving nine countries: Germany (reference member state), France, Austria, Finland, Norway, Belgium, Denmark, Spain and The Netherlands
- On October 20, 2009 – The Group announced an agreement whereby Ipsen grants the Menarini Group the exclusive licence rights to Adenuric® (febuxostat) in 41 countries while retaining co-promotion rights for Adenuric® in France.. Its 80 mg and 120 mg tablets are indicated for the treatment of chronic hyperuricaemia for conditions in which urate deposition has already occurred (including a history, or presence of, tophus and/or gouty arthritis). In 2003, Teijin Pharma Limited, Tokyo who discovered febuxostat had granted Ipsen the exclusive development and marketing rights to Adenuric® in Europe.

---

[1] depending on the countries, Ipsen commercialises Decapeptyl® under different brand names (Diphereline®, Pamorelin®, Arvekap®)
[2] triptorelin pamoate is similar to triptorelin embonate

IPSEN
Innovation for patient care

Comparison of consolidated sales for the third quarters and first nine months of 2009 and 2008:

Sales by geographical region

Group sales by geographical region for the third quarter and first nine months of 2009 and 2008 were as follows:

	Third Quarter			Nine months			
(in thousand euros)	*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
France	72,602	78,045	*(7.0%)*	235,677	241,445	*(2.4%)*	*(2.4%)*
Spain	14,612	14,421	*1.3%*	44,881	44,176	*1.6%*	*1.6%*
Italy	16,543	16,514	*0.2%*	55,358	53,184	*4.1%*	*4.1%*
Germany	13,971	13,367	*4.5%*	43,970	43,380	*1.4%*	*1.3%*
United Kingdom	10,729	10,980	*(2.3%)*	31,963	32,359	*(1.2%)*	*11.9%*
Major Western European countries	**128,457**	**133,327**	**(3.7%)**	**411,849**	**414,543**	**(0.7%)**	**0.3%**
Other European countries	**61,334**	**60,684**	**1.1%**	**175,811**	**185,261**	**(5.1%)**	**(4.9%)**
North America	**12,977**	**2,130**	**n.m.**	**33,536**	**4,188**	***n.m.***	***n.m.***
Asia	32,202	22,711	*41.8%*	87,130	68,856	*26.5%*	*21.9%*
Other countries in the rest of the world	21,398	18,864	*13.4%*	69,215	62,236	*11.2%*	*12.9%*
Rest of the world	**53,601**	**41,574**	**28.9%**	**156,345**	**131,093**	**19.3%**	**17.7%**
Group Sales	256,369	237,714	7.8%	777,541	735,086	5.8%	6.1%
of which : Drug sales	248,938	229,696	*8.4%*	752,832	705,608	*6.7%*	*7.1%*
Drug-related Sales	7,431	8,018	*(7.3%)*	24,709	29,478	*(16.2%)*	*(18.1%)*

For the third quarter 2009, sales generated in the **Major Western European countries** amounted to €128.5 million, down 3.7% year-on-year (third quarter 2008, €133.3 million). For the first nine months, sales generated in the **Major Western European countries** amounted to €411.8 million, slightly down 0.7% year-on-year (first nine months of 2008, €414.5 million) or up 0.3% at constant currency. This performance was mainly driven by robust sales in Italy and the United Kingdom, where growth at constant currency reached 11.9% year-on-year, offset by tougher competitive conditions in Primary Care in France. Sales in Major Western European countries represented 53.0% of total sales compared with 56.4% a year earlier.

France – For the third quarter 2009, sales reached €72.6 million, down 7.0% year-on-year (third quarter 2008, €78.0 million). For the first nine months, sales reached €235.7 million, down 2.4% year-on-year (first nine months 2008, €241.4 million). Despite good performances of NutropinAq®, Somatuline®, Adrovance™ and Smecta®, growth in France was affected by the decrease in sales of Forlax® following the launch of a generic competitor in March 2009. The weight of France in the Group's consolidated sales represents 30.3% of total Group sales against 32.8% a year earlier.

Spain – For the third quarter 2009, sales reached €14.6 million, slightly up 1.3% year-on-year (third quarter 2008, €14.4 million). For the first nine months, sales reached €44.9 million, up 1.6% year-on-year (first nine months 2008, €44.2 million) fuelled notably by strong

sales of Somatuline® and NutropinAq®, partly offset by a slowdown of Decapeptyl® following the launch of competitor six month formulations. The weight of Spain in the Group's consolidated sales represented 5.8% of total Group sales against 6.0% a year earlier.

Italy – For the third quarter 2009, sales reached €16.5 million, flat year-on-year. The performance of specialist care products, especially Somatuline®, was offset by a small decline of Decapeptyl®. For the first nine months, sales reached €55.4 million, up 4.1% year-on-year (first nine months of 2008, €53.2 million) with strong performance of Somatuline®, NutropinAq® and Decapeptyl®. The weight of Italy in the Group's consolidated sales represented 7.1% of total Group sales against 7.2% a year earlier.

Germany – For the third quarter 2009, sales reached €14.0 million, up 4.5% year-on-year (third quarter 2008, €13.4 million), with high double-digit growth of Decapeptyl® and NutropinAq®. For the first nine months, sales reached €44.0 million, slightly up 1.4% year-on-year (first nine months 2008, €43.4 million). The strong sales of Decapeptyl®, NutropinAq®, Dysport®, Increlex® and Somatuline® which maintained in total a double digit performance were offset by a sharp drop in drug-related sales (active ingredients and raw materials). The weight of Germany in the Group's consolidated sales represented 5.7% of total Group sales against 5.9% a year earlier.

United Kingdom – For the third quarter 2009, sales reached €10.7 million, down 2.3% year-on-year (third quarter 2008, €11.0 million) with a strong volume growth of Decapeptyl® and a continued good growth of the other products in the portfolio, more than offset by a significant negative foreign exchange impact. Hence, at constant currency, sales in the United Kingdom grew by 6.4% year-on-year. For the first nine months, sales reached €32.0 million, down 1.2% year-on-year (first nine months 2008, €32.4 million) or up 11.9% in local currency.

For the third quarter 2009, sales generated in the **Other European countries** reached €61.3 million, slightly up 1.1% year-on-year (third quarter 2008, €60.7 million). For the first nine months, sales reached €175.8 million, down 5.1% (first nine months 2008, €185.3 million), weakened by the consequences of the steep decline of their local currencies against Euro and extremely tough macro-economic conditions affecting some important economies in this zone. Additionally all countries in the area, except Poland , Ukraine and Hungary, have experienced mandatory cost-containment measures from local public authorities. In the first nine months of 2009, sales in the Other European countries represented 22.6% of total consolidated Group sales, against 25.2% a year earlier.

For the third quarter 2009, sales generated in **North America** reached €13.0 million, up from €2.1 million a year earlier. For the first nine months, sales reached €33.5 million, up from €4.2 million a year earlier, notably reflecting a dynamic growth of the Group's US acquisitions, consolidated since October 2008. On a comparable basis, sales in North America have increased by 73.3% year-on-year, to $35.7 million, from $20.6 million. This performance was driven by the continued penetration of Increlex® and Somatuline® in the acromegaly indication, as well as by the supplies of Dysport® to Medicis for distribution in aesthetic use in the United States. This good performance was achieved despite a changing US healthcare environment, caracterized notably by an increased pressure from commercial payers, with tougher reimbursement criteria and reimbursement conversion rates. Over the first 9 months of 2009, sales in North America represented 4.3% of total consolidated Group sales, against 0.6% a year earlier.

For the third quarter 2009, sales generated in the **Rest of the World** reached €53.6 million, up 28.9% year-on-year (third quarter 2008, €41.6 million). For the first nine months, sales reached €156.3 million, up 19.3% (first nine months of 2008, €131.1 million) or up 17.7% excluding foreign exchange impacts. This performance was notably driven by strong volume growth of Decapeptyl® and Smecta® in China, Smecta® in Algeria and Dysport® in Brazil. Over the first nine months of 2009, sales in this region represented 20.1% of total consolidated Group sales, against 17.8% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products, grouped together by therapeutic areas for the third quarters and first nine months of 2009 and 2008:

			Third Quarter			Nine months			
(in thousand euros)			*2009*	*2008*	*% Variation*	*2009*	*2008*	*% Variation*	*% Variation at constant currency*
Oncology			65,501	64,328	*1.8%*	192,012	190,010	*1.1%*	*1.3%*
	of which	*Decapeptyl® (1)*	*65,501*	*64,325*	*1.8%*	*192,011*	*190,003*	*1.1%*	*1.3%*
Endocrinology			50,753	38,962	*30.3%*	149,450	115,382	*29.5%*	*32.6%*
	of which	*Somatuline® (1)*	*35,179*	*30,543*	*15.2%*	*103,499*	*89,950*	*15.1%*	*17.9%*
		NutropinAq® (1)	*9,774*	*7,407*	*32.0%*	*29,110*	*22,621*	*28.7%*	*31.3%*
		Increlex® (1)	*5,441*	*509*	*969.2%*	*15,650*	*1,182*	*n.m.*	*n.m.*
Neurology			44,015	35,943	*22.5%*	123,310	111,914	*10.2%*	*13.4%*
	of which	*Apokyn® (1)*	*1,418*	*1,440*	*(1.5%)*	*4,583*	*1,440*	*218.2%*	*184.8%*
		Dysport® (1)	*42,597*	*34,503*	*23.5%*	*118,727*	*110,474*	*7.5%*	*10.8%*
Specialist Care			**160,269**	**139,233**	***15.1%***	**464,772**	**417,306**	***11.4%***	***13.1%***
Gastroenterology			42,156	43,202	*(2.4%)*	139,820	138,888	*0.7%*	*(1.7%)*
	of which	*Smecta®*	*24,037*	*21,124*	*13.8%*	*76,212*	*71,518*	*6.6%*	*1.6%*
		Forlax®	*9,269*	*12,940*	*(28.4%)*	*35,172*	*39,844*	*(11.7%)*	*(11.6%)*
Cognitive disorders			26,444	27,067	*(2.3%)*	82,863	81,928	*1.1%*	*1.1%*
	of which	*Tanakan®*	*26,444*	*27,067*	*(2.3%)*	*82,863*	*81,928*	*1.1%*	*1.1%*
Cardiovascular			16,408	16,897	*(2.9%)*	54,649	57,948	*(5.7%)*	*(5.7%)*
	of which	*Nisis® and Nisisco®*	*12,997*	*13,425*	*(3.2%)*	*40,729*	*41,911*	*(2.8%)*	*(2.8%)*
		Ginkor Fort®	*2,466*	*2,297*	*7.4%*	*10,132*	*12,157*	*(16.7%)*	*(16.7%)*
Other Primary Care products			3,661	3,297	*11.0%*	10,728	9,537	*12.5%*	*12.5%*
	of which	*Adrovance™*	*3,019*	*2,509*	*20.4%*	*8,422*	*6,737*	*25.0%*	*25.0%*
Primary care			**88,669**	**90,464**	***(2.0%)***	**288,060**	**288,302**	***(0.1%)***	***(1.3%)***
Total Drug sales			**248,938**	**229,696**	***8.4%***	**752,832**	**705,608**	***6.7%***	***7.1%***
Drug-related sales			**7,431**	**8,018**	***(7.3%)***	**24,709**	**29,478**	***(16.2%)***	***(18.1%)***
Group Sales			**256,368**	**237,714**	***7.8%***	**777,541**	**735,086**	***5.8%***	***6.1%***

(1) Peptide- or protein-based products

For the third quarter 2009, sales of **specialist care products** reached €160.3 million, up 15.1% year-on-year (third quarter 2008, €139.2 million). For the first nine months, sales reached €464.8 million, up 11.4% (first nine months 2008, €417.3 million) or up 13.1% at constant currency, representing 59.8% of the Group's consolidated sales, against 56.8% a year earlier.

- **In the oncology franchise,** sales of **Decapeptyl®** reached €65.5 million for the third quarter 2009, up 1.8% year-on-year, with strong growth in China, Germany, the UK, partly offset by a decrease in France and Spain against competing 6 month formulations, and in Russia owing to a stocking effect during the second quarter 2009. Outside the Eastern European countries, where the Group encountered distribution channels disruptions at the beginning of the year, sales of Decapeptyl®

for the first nine months were up 1.1%, amounting to €192.0 million, and up 5.3%, excluding foreign exchange impacts,.

- **In endocrinology,** sales reached €50.8 million for the third quarter 2009, up 30.3% year-on-year (third quarter 2008, €39.0 million). For the first nine months, sales reached €149.5 million (first nine months 2008, €115.4 million), up 29.5% or 32.6% at constant currency, reflecting a good performance of all products and the consolidation since October 2008 of the Group's US acquisitions. Excluding sales in North America, the Group's endocrinology franchise grew by 16.2% excluding foreign exchange impacts. For the first nine months, sales in endocrinology represented 19.2% of total Group sales, against 15.7% a year earlier.

  Somatuline® -- For the third quarter 2009, sales reached €35.2 million, up 15.2% year-on-year (third quarter 2008, €30.5 million). For the first nine months, Somatuline® sales amounted to €103.5 million, up 15.1% year-on-year, or 17.9% at constant currency, fuelled by strong volume growth in the United States, Major Western European countries and Poland. In the US, Somatuline® almost tripled its US dollar sales year-on-year.

  NutropinAq® -- For the third quarter 2009, sales reached €9.8 million, up 32.0% year-on-year (third quarter 2008, €7.4 million). For the first nine months, sales of NutropinAq® amounted for €29.1 million, up 28.7% year-on-year, or 31.3% at constant currency, driven by strong performances in all countries, especially in France, Germany, Italy, Spain and the Nordic countries.

  Increlex® -- For the third quarter 2009, sales of Increlex® reached €5.4 million. For the first nine months, sales of Increlex® reached €15.7 million, up from €1.2 million a year earlier, reflecting the full consolidation of US Increlex® sales. In the US, Increlex® continued to perform in line with expectations, up 52.9% year-on-year on a comparable basis.

- **In the neurology franchise,** sales reached €44.0 million for the third quarter 2009, up 22.5% year-on-year (third quarter 2008, €35.9 million). For the first nine months, sales in neurology amounted to €123.3 million, up 10.2% year-on-year (first nine months of 2008, €111.9 million) or 13.4% at constant currency.

  Dysport® -- For the third quarter 2009, sales reached €42.6 million, up 23.5% year-on-year (third quarter 2008, €34.5 million), fuelled by the supply of Dysport® to Medicis and Azzalure® to Galderma for distribution in aesthetic use in the United States and Europe respectively, along with strong growth in emerging countries, and despite negative foreign exchange impacts in the United Kingdom. For the first nine months, sales of Dysport® amounted to €118.7 million, up 7.5% year-on-year or 10.8% at constant currency. Outside the Eastern European countries, sales grew by 18.5% at constant currency year-on-year.

  Apokyn® -- For the third quarter 2009, sales reached €1.4 million in the United States. Following the closing of the acquisition of its North American neurology commercial platform and the rights to market Apokyn® in the United States in July 2008, the Group booked €4.6 million in sales for the first nine months of 2009, up 39.0% year-on-year on a comparable basis.

In the third quarter 2009, sales of **primary care products** reached €88.7 million, down 2.0% year-on-year (third quarter 2008, €90.5 million). For the first nine months, sales of primary care products reached €288.1 million, stable year-on-year or down 1.3% at constant currency, representing 37.0% of the Group's consolidated sales, against 39.2% a year earlier. The sustained sales in cognitive disorders and the favourable impact of the launch of Adrovance™ were partly offset by the performance of the cardiovascular products.

- **In gastroenterology,** sales reached €42.2 million in the third quarter 2009, down 2.4% year-on-year (third quarter 2008, €43.2 million). For the first nine months, sales in gastroenterology reached €139.8 million, up 0.7% year-on-year, or down 1.7% excluding foreign exchange impacts.

  Smecta® -- For the third quarter 2009, sales reached €24.0 million, up 13.8% year-on-year (third quarter 2008, €21.1 million). For the first nine months, sales of Smecta® amounted to

€76.2 million, up 6.6% year-on-year, with good performances in China, France and Algeria, despite a certain slowdown in the Eastern European countries where sales of Smecta® decreased by 20.1% over the period. Sales of Smecta® in France reached €21.2 million, up 8.5% year-on-year, representing 27.8% of total sales of the product over the period, versus 27.3% a year ago.

Forlax® -- For the third quarter 2009, sales reached €9.3 million, down 28.4% year-on-year (third quarter 2008, €12.9 million), mainly due to a slowdown in France following the launch of a generic competitor in March. For the first nine months, sales of Forlax® amounted to €35.2 million, down 11.7% year-on-year, mainly due to the new competitive landscape in France. Sales in France represented 68.3% of total sales of the product over the period, versus 75.0% a year ago.

- **In the cognitive disorders area,** sales of **Tanakan®** for the third quarter 2009 reached €26.4 million, down 2.3% year-on-year (third quarter 2008, €27.1 million). For the first nine months, sales of Tanakan® amounted to €82.9 million, slightly up 1.1% year-on-year, with solid sales growth in China, Russia and Vietnam. Sales of Tanakan® in France reached €44.8 million, down 2.9% year-on-year, representing 54.1% of total Tanakan® sales in 2009 compared with 56.3% a year earlier.

- **In the cardiovascular area,** sales for the third quarter 2009 amounted to €16.4 million, down 2.9% year-on-year (third quarter 2008, €16.9 million). For the first nine months, sales reached €54.6 million, down 5.7% year-on-year in the context of the new co-promotion agreement for Exforge where Ipsen does not book sales.

  Nisis® and Nisisco® -- For the third quarter 2009, sales reached €13.0 million, down 3.2% year-on-year (third quarter 2008, €13.4 million). For the first nine months, sales reached €40.7 million, down 2.8% year-on-year. The Group is now co-promoting Novartis antihypertensive drug Exforge® in France in the same therapeutic class, with co-promotion fees booked as "Other revenues".

  Ginkor Fort® -- For the third quarter 2009, sales amounted to €2.5 million, up 7.4% year-on-year (third quarter 2008, €2.3 million). For the first nine months, sales reached €10.1 million, reflecting the supply sales of the product to the Group's OTC partner.

- **Other primary care products** sales reached €3.7 million for the third quarter 2009, against €3.3 million a year earlier, with sales of **Adrovance™** contributing to €3.0 million during the third quarter 2009. For the first nine months, other primary care products sales reached €10.7 million, with sales of Adrovance™ amounting to €8.4 million.

For the third quarter 2009, **drug-related sales (active ingredients and raw materials)** were down 7.3% to €7.4 million. For the first nine months, drug-related sales amounted to €24.7 million, down 16.2% year-on-year mainly due to a slowdown in sales of active ingredients in Germany to a Group's partner.

IPSEN
Innovation for patient care

Press release

Ipsen's partner Roche announces that Taspoglutide meets its primary endpoint in the first phase III clinical trial

Taspoglutide weekly demonstrated significant superiority on HbA1c over twice-daily exenatide in the treatment of patients with type 2 diabetes

Paris (France), 29 October 2009 - Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical group, today announced that its partner Roche has disclosed the results of a first phase III clinical study using Taspoglutide, the first human once weekly glucagon-like peptide-1 (GLP-1) analogue originating from Ipsen's Research. Results from Roche's Phase III study T-EMERGE 2 met its primary endpoint of change in HbA1c (subcutaneous weekly taspoglutide versus subcutaneous twice-daily exenatide, as add-on to metformin, a thiazolidinedione [TZD], or metformin and a TZD). A superiority versus exenatide was demonstrated.

This compound is similar to the natural hormone GLP-1 which has a key role in blood sugar regulation. GLP-1 analogues, which stimulate insulin secretion and suppress glucagon secretion, are true innovations in the diabetes field.

The results showed that taspoglutide demonstrated superior HbA1c reduction versus exenatide following 24 weeks of treatment. The study analysis included 1,189 patients, equally randomized into three active arms (taspoglutide 10 mg once weekly, taspoglutide 10 mg once weekly titrated up to 20 mg once weekly after 4 weeks, and exenatide 10 mcg twice daily). Taspoglutide was generally well tolerated. The most frequently reported adverse events among taspoglutide and exenatide treated patients were nausea and vomiting.

About T- EMERGE 2
T-EMERGE 2 is an open-label, 24-week core study, to demonstrate non-inferiority (with a pre-specified test for superiority) versus twice-daily exenatide, involving 1189 patients, equally randomized into three active arms (taspoglutide at doses of 10 and 20-mg, and exenatide 10 mcg). All patients continue into long-term extension of the study.

About the T-EMERGE Program
Roche's T-EMERGE Phase III clinical trial programme is designed as multicenter, multi-country, randomized, controlled (active or placebo), double-blind and open studies. Over 6000 patients will be enrolled in the eight studies that comprise the T-EMERGE programme. Studies include two parallel taspoglutide arms including 10 mg once weekly and 10 mg once weekly titrated up to 20 mg once weekly after 4 weeks. Four of the eight studies have active comparators, including exenatide, sitagliptin, insulin glargine and pioglitazone.

About Taspoglutide (R1583)
Taspoglutide was selected from a family of human once-weekly long-acting glucagon-like peptide-1 (GLP-1) analogues with structural modifications which confer intrinsic controlled release properties. Ipsen is the originator of the concept of matrix free sustained release formulation applied to therapeutic peptides and proteins. Taspoglutide is being developed as a novel and innovative treatment for patients with type 2 diabetes mellitus, the fourth leading cause of death in most developed countries. The structure of the molecule is similar to that of the natural human hormone GLP-1, and has the potential for intervals of up to two weeks in between administration without the use of a matrix

About Diabetes
Diabetes is a disease characterized by excess blood glucose due to a deficiency in insulin availability and/or resistance to its action. Type 2 diabetes accounts for 90% to 95% of all diabetes cases worldwide and occurs almost entirely in adults. Complications from diabetes, such as coronary artery and peripheral vascular disease, stroke, diabetic neuropathy, amputations, renal failure and blindness, are resulting in increasing disability, reduced life expectancy and enormous health cost for virtually every society. According to current estimates by the World Health Organization, the number of people with diabetes is set to more than double in the next 20 years to over 300 million by the year 2025.

About the agreement
Roche exercised its licensing option for taspoglutide from Ipsen in 2006 and acquired exclusive worldwide rights to develop and market Taspoglutide, except in Japan where these rights are shared with Teijin and in France where Ipsen retained co-marketing rights.

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Innovation for patient care

Press release

Ipsen announces the launch of Dysport® (abobotulinumtoxinA) in the United States for the treatment of cervical dystonia

Dysport® represents the first new botulinum toxin type A treatment option in eight years to reach the U.S. market place

Paris (France), 29 October 2009 - Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical group, today announced that Dysport® is now available in the United States for the treatment of cervical dystonia in adults.

Dysport® is the latest addition to the growing range of Ipsen's drugs already available in North America, both in endocrinology with Somatuline® Depot and Increlex®, and in neurology, with Apokyn®.

Christophe Jean, Executive Vice President, Operations of the Ipsen Group said: "*The launch of Dysport® in its therapeutic indication for the treatment of cervical dystonia in the United States is undoubtedly a significant milestone to strengthen Ipsen's presence in North America. We are very pleased to be able to offer physicians a new and important treatment option for their patients suffering from cervical dystonia. Dysport®, together with Somatuline® and Increlex®, becomes Ipsen's third product to be available globally. With the achievement of this key milestone, I wish to congratulate and thank the teams that are making this launch a reality thanks to their hard work and dedication reflective of an efficient organization.*"

About Dysport® (abobotulinumtoxinA)
Dysport® (abobotulinumtoxinA) inhibits release of the neurotransmitter acetylcholine from peripheral cholinergic nerve endings, which reduces muscular spasm. The active ingredient in Dysport® is a botulinum toxin type A, which acts at the level of the neuromuscular junction in the targeted muscle. Used in patient care in the United Kingdom since 1991, Dysport® has marketing authorizations in 75 countries (as of 31 December 2008) for multiple therapeutic uses. Patient exposure is estimated to be above two million single treatment cycles, representing more than 840,000 patient years of treatment.

Dysport® was approved by the Food and Drug Administration on 29 April 2009 for two separate indications, the treatment of cervical dystonia to reduce the severity of abnormal head position and neck pain in both toxin-naïve and previously treated patients, and the temporary improvement in the appearance of moderate to severe glabellar lines in adults younger than 65 years of age. Ipsen will market Dysport® in the United States for the therapeutic indication (cervical dystonia), while Medicis already markets Dysport® in the U.S. for the aesthetic indication (glabellar lines).

To help streamline access to Dysport®, Ipsen has developed a comprehensive reimbursement program that provides comprehensive access and support for U.S. patients and healthcare providers. The program, called PACE™ (Patient Access, Care and Education), offers a customer service call center (888-525-2423) to assist people seeking information about Dysport®.

IPSEN
Innovation for patient care

Boxed Warning for All Botulinum Toxin Products
On 30 April 2009, the U.S. Food and Drug Administration announced that safety label changes, including a boxed warning, and a Risk Evaluation and Mitigation Strategy (REMS), are necessary for all botulinum toxin products.

About the Risk Evaluation and Mitigation Strategy (REMS) for Dysport®
DYSPORT® is differentiated from other marketed botulinum toxin products with the unique name abobotulinumtoxinA.

Ipsen has implemented a REMS in order to ensure that the potential benefits of treating cervical dystonia with Dysport® outweigh the potential risks of:

- Medication errors related to the lack of interchangeability of Dysport® Units with those of toxins of other manufacturers; and
- The potential for the occurrence of spread of toxin effect beyond the injection site.

A key element of the Dysport® REMS is an FDA-approved patient Medication Guide, which will be provided with each carton of Dysport®. The physician should provide a copy of the Medication Guide to each patient and review the contents with the patient. By promoting an informed discussion between the physician and patient, the Medication Guide will help ensure that patients are fully aware of and understand the risks of Dysport® treatment in relation to the potential benefits.

Important Safety Information About Dysport®
Dysport® should not be used in children or pregnant women.
The effects of Dysport® and all botulinum toxin products may spread from the area of injection to produce symptoms consistent with botulinum toxin effects. These symptoms have been reported hours to weeks after injection. Swallowing and breathing difficulties can be life threatening, and there have been reports of death. The risk of symptoms is probably greatest in children treated for spasticity, but symptoms can also occur in adults, particularly in those patients who have underlying conditions that would predispose them to these symptoms. Immediate medical attention may be required in cases of respiratory, speech or swallowing difficulties.
Dysport® is contraindicated in patients with hypersensitivity to any botulinum toxin product or excipients, allergy to cow's-milk protein, or infection at the proposed injection site.
The potency units of Dysport® are not interchangeable with other preparations of botulinum toxin products and, therefore, units of biological activity of Dysport® cannot be compared to or converted into units of any other botulinum toxin products assessed with any other specific assay method.
Dysport® should be administered in accordance with the labelling instructions, and the recommended dosage and frequency of administration should not be exceeded.
Patients with a neuromuscular disorder of the nerve-muscle junction may be at increased risk of side effects.
Concomitant neuromuscular disorder may exacerbate clinical effects of treatment.
Patients receiving concomitant treatment of Dysport® and aminoglycosides or other agents interfering with neuromuscular transmission (e.g., curare-like agents), or muscle relaxants, should be observed closely because the effect of botulinum toxin may be potentiated.
The most commonly reported adverse reactions (>5% of patients) observed with Dysport® for the treatment of cervical dystonia are muscular weakness, dysphagia, dysphonia, dry mouth, injection site discomfort or pain, fatigue, headache, neck pain, musculoskeletal pain, and eye disorders.
Visit www.Dysport.com to see the full Prescribing Information, including Boxed Warning and Medication Guide, as well as the PACE™ program.

IPSEN
Innovation for patient care

About Cervical Dystonia

Cervical dystonia is an orphan condition in the U.S. affecting approximately 125,000 people.[1] It is a chronic and painful condition characterized by neck muscles contracting involuntarily, which causes abnormal movements and awkward posture of the head and neck. Symptoms usually begin in people age 40 years or older, and women are more commonly affected by the condition than men.[2]

About Ipsen

Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

---

[1] Saunders-Pullman R *et al.* (2005) A new screening tool for cervical dystonia. *Neurology* **64**: 2046–2049
[2] Dystonia Medical Research Foundation: www.dystonia-foundation.org

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com